UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

                               PERINI CORPORATION
                               ------------------
                                (Name of Issuer)

                                Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)

                                 713-839108
                                 ----------
                               (CUSIP Number)

                               Gregory D. Hitchan
                         Blum Capital Partners, L.P.
                      909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 16, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 9


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 2 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        PB CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3248865
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,117,147**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,117,147**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,117,147**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.5%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               PN
------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 3 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,117,147**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,117,147**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,117,147**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.5%**


------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 4 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,117,147**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,117,147**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,117,147**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.5%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 713-839108            SCHEDULE 13D                      Page 5 of 9

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON                                   RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [x]**
                                                                     (b) [x]**
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                           Not Applicable

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER                                 -0-
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        3,117,147**
   BENEFICIALLY
   OWNED BY EACH
   PERSON WITH
                   -----------------------------------------------------------
                    9.  SOLE DISPOSITIVE POWER                             -0-
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   3,117,147**


------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  3,117,147**


------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                13.5%**



------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 713-839108            SCHEDULE 13D                      Page 6 of 9

Item 1.  Security and Issuer
----------------------------

This Amendment No. 9 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on December 23, 2003 by PB Capital Partners, L.P., a Delaware limited partnership ("PB Capital"), Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons"); and The Common Fund for Nonprofit Organizations, a New York nonprofit corporation ("The Common Fund"). This Amendment No. 9 relates to shares of Common Stock, $1.00 par value (the "Common Stock") of Perini Corporation, a Massachusetts corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 73 Mt. Wayte Avenue, Framingham, Massachusetts 01701. The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 8 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.      USA       President & Chairman,
President &            Suite 400                         Blum L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.      Norway    Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.      USA       Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.      Brazil    Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133



CUSIP NO. 713-839108            SCHEDULE 13D                      Page 7 of 9


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Kerry L. Nelson       909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            Blum L.P.
Assistant Secretary
& Director

Gregory D. Hitchan    909 Montgomery St.       USA       General Counsel and
General Counsel and   Suite 400                          Secretary,
Secretary             San Francisco, CA 94133            Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Item 5 is hereby amended as follows: (a), (b) According to the Issuer's most recent Form 10-K, there were 23,043,335 shares of Common Stock issued and outstanding as of February 23, 2004. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 3,067,346 shares of Common Stock held by Blum L.P. and RCBA, Inc. directly and on behalf of the limited partnership for which Blum L.P. serves as the general partner, which represents 13.3% of the outstanding shares of the Common Stock; and (ii) 49,801 shares of the Common Stock that are legally owned by United Brotherhood of Carpenters Pension Plan ("UBC")(the "Investment Advisory Client"), with respect to which Blum L.P. has voting and investment power. The Investment Advisory Client represents .2% of the outstanding shares of Common Stock. The Investment Advisory Client has entered into an investment


CUSIP NO. 713-839108            SCHEDULE 13D                     Page 8 of 9

management agreement with Blum L.P., but does not have any contract, arrangement or understanding with any other Reporting Person, with respect to the acquisition, ownership, disposition or voting of any shares of the Common Stock. The Investment Advisory Client disclaims membership in a group with any Reporting Person, and disclaims beneficial ownership of any shares beneficially owned by the Reporting Persons other than for their own account.

Voting and investment power concerning the above shares are held solely by Blum L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 3,117,147 shares of the Common Stock, which is 13.5% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc.

c) During the last 60 days, the Reporting Persons sold the following shares of Common Stock in a registered public offering:

Entity                           Trade Date   Shares    Price/Share
------                           ----------   -------   -------------
Blum L.P. and the Investment      04-16-04    1,205,829    15.00
partnership for which Blum L.P.
serves as the general partner.

Entity                           Trade Date   Shares    Price/Share
------                           ----------   --------- ------------
The Common Fund, which Blum       04-16-04    1,162,348    15.00
L.P. served as Investment
Advisor.


(d) and (e) Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.



CUSIP NO. 713-839108            SCHEDULE 13D                     Page 9 of 9

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 26, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
    its general partner
By: Richard C. Blum & Associates, Inc.,
    its general partner                       RICHARD C. BLUM



By: /s/ Gregory D. Hitchan               By: /s/ Gregory D. Hitchan
   -------------------------------         ------------------------
    Gregory D. Hitchan                   By:  Gregory D. Hitchan
    General Counsel and Secretary             Attorney-in-Fact





CUSIP NO. 713-839108            SCHEDULE 13D                     Page 1 of 1

                                  Exhibit A

                           Joint Filing Undertaking

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to the Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

April 26, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By:  Richard C. Blum & Associates, Inc.
                                           its general partner



By:  /s/ Gregory D. Hitchan           By:  /s/ Gregory D. Hitchan
    -------------------------------       -----------------------------------
    Gregory D. Hitchan                     Gregory D. Hitchan
    General Counsel and Secretary          General Counsel and Secretary



PB CAPITAL PARTNERS, L.P.
By: Blum Capital Partners, L.P.,
    its general partner
By: Richard C. Blum & Associates, Inc.,
    its general partner                      RICHARD C. BLUM



By: /s/ Gregory D. Hitchan                By: /s/ Gregory D. Hitchan
   -------------------------------         ------------------------
   Gregory D. Hitchan                     By:  Gregory D. Hitchan
   General Counsel and Secretary               Attorney-in-Fact